
07024977

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224) **SUPPL**
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 2 Press release to June 19 and July 2
- 2 statements of stock buy-back program in English to June 22 and July 2
- 2 Euronext Paris Notices to June 28 and July 2
- 2 déclarations des opérations réalisées sur les titres de la Société (1 souscription, 1 cession)
- Articles of Association (French only).

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by fascmile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ____________________ Paris July 5, 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

Encl.

7/10



Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 2 Press release to June 19 and July 2
- 2 statements of stock buy-back program in English to June 22 and July 2
- 2 Euronext Paris Notices to June 28 and July 2
- 2 déclarations des opérations réalisées sur les titres de la Société (1 souscription, 1 cession)
- Articles of Association (French only).

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by fascmile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: __________________________ Paris July 5, 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

Encl.



RECEIVED
2007 JUL 10 A 9:03

Paris, July 2, 2007

Air Liquide finances its new strategy for growth and value creation

To finance its growth ambitions announced in February 2007, Air Liquide will, in the near future, access the bond market under its current Euro Medium Term Note (EMTN) program. Complementary financing in euros and yen will be put in place in due course.

These funds will partly **finance the recently finalized acquisitions** of the minority BOC stake in Japan Air Gases, the joint venture shares of BOC in Singapore, Thailand, Vietnam and Brunei, and also the acquisition of Linde UK. These acquisitions, which total approximately **€1 billion,** have enabled Air Liquide to acquire full ownership of these activities.

Over the next five year period (2007-2011) **the Group expects to invest over €10 billion** focusing on emerging markets, hydrogen, energy conversion and healthcare, in order to deliver **accelerated revenue growth of 8-10% p.a. on average over the period**. The Group productivity and efficiency programs should also contribute to further increase its cash flow and net profit.

This accelerated business development combined with the strong distribution policy will deliver **sustainable long term shareholder value**. This value creation will be further enhanced by regular share repurchases equivalent to 2-2.5% of the share capital per year (approximately €500-550 million p.a.) subject to levels of investment, acquisition opportunities and market conditions.

The Group's objective is to **maintain an "A level rating"** in line with the long term nature of its customer relationships while benefiting from favorable financing conditions. During this growth phase, the *net debt to equity ratio* could increase to approximately 80%. Taking into account its capacity to generate strong cash flow and the new growth perspectives, **Air Liquide is confident in its ability to deliver sustained value creation for all its shareholders.**

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Growth ambitions

The emergence of new markets, such as those in the fields of **energy, environment and healthcare**, offers new development prospects for the coming years.

At constant currencies and energy prices, the Group ambition is to **grow revenues progressively over the next five years by between +8 and +10% p.a.**

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...)** and many other gases including **hydrogen**. The Group contributes to the manufacturing of many everyday products: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on trust and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **€10,949 million**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



Paris, June 19, 2007

Air Liquide on board the International Space Station

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

MELFI (Minus Eighty Degrees Laboratory Freezer for the ISS) is a **cryo-refrigerator** for use on board the **International Space Station** (ISS) for freezing and storing **biological samples** and other research specimens at temperatures as low as **- 95°C**, before they are brought back to Earth.

On behalf of the **European Space Agency, Air Liquide designed and manufactured a unique turbo machine for production of cold**, which constitutes the active cooling part of MELFI. Since July 2006, when it was commissioned on board the ISS, astronauts have used this cold producing system intensively; the rotating speed of the turbo machine can reach 90,000 rpm, and it has already been in flawless service for over 8,000 hours.

Experts from the Advanced Technology Division of Air Liquide took up the challenge to adapt industrial equipment to manned space flights conditions. **Thanks to this achievement and the reliability and performance of the system, NASA decided to extend the orbital lifetime of MELFI by five years.** It was initially planned for two years.

It is envisaged that Air Liquide will also provide special equipment for the internal purification of the cryo-refrigerator. To remove even the minutest trace of humidity, the astronauts will have to vacuum the system each year and refill it with nitrogen stored on board the ISS. Air Liquide will provide them with a system to purify this gas and ensure all the pumping and filling operations.

François Darchis, Senior Vice-President, responsible for R&D, Technologies, Engineering and Construction, declared: ***"With this new success on board the ISS, Air Liquide confirms its long term commitment to space-related activities by providing its high level of technology and innovation, a key growth driver for the Group."***

Air Liquide and space

In Sassenage (France), **Advanced Technology Division (DTA)** possesses unique know-how in developing on-board cryogenic equipment for orbital systems (MELFI), space simulation chambers and ground launch pads.

Cryospace, set up in Les Mureaux (France), was founded in 1988 between Air Liquide (55%) and Astrium Space Transportation (45%). It develops and manufactures the cryogenic tanks for the European Ariane 5 launcher.

In Kourou (French Guiana), **Air Liquide Spatial Guyane** produces and provides propelling fluids, on-site assistance and launch services.

The International Space Station (ISS)

Build and assembled in joint collaboration between 16 countries including France, the USA, Russia, Japan and Brazil, the ISS is orbiting the Earth at an altitude of around 386km. The first element was launched in 1998, and the ISS should be complete by the end of 2010.

Air Liquide takes part in the International Paris Air Show in Le Bourget (France), June 18 to 24, 2007, where the Group will show the MELFI turbo machine. In 2007, the Advanced Technologies Division of Air Liquide celebrates 20 years of designing and manufacturing on-board gas production systems, thus contributing to safety in air transportation. Today, the Group totals 15 major aeronautical programmes, eight of which currently being developed, obtained over the five past years.

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

www.airliquide.com

AIR LIQUIDE

information

Paris, July 2, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 22 to June 29, 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
22 June	40,000	94.16 €	3,766,380 €
25 June	42,000	93.18 €	3,913,623 €
26June	80,000	92.79 €	7,423,224 €
27 June	54,000	92.39 €	4,988,947 €
28 June	19,000	94.18 €	1,789,441 €
29 June	1,129	94.57 €	106,770 €
Total period	**236,129**	**93.12 €**	**21,988,385 €**

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ ***+ 33 (0)1 40 62 54 42***

Investor Relations
Virginia JEANSON ☎ ***+ 33 (0)1 40 62 57 50***

www.airliquide.com



information

Paris, June 22, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 13 to June 21, 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
13 June	42,000	88.94 €	3,735,606 €
21 June	40,000	94.17 €	3,766,904 €
Total period	**82,000**	**91.49 €**	**7,502,510 €**

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ ***+ 33 (0)1 40 62 54 42***

Investor Relations
Virginia JEANSON ☎ ***+ 33 (0)1 40 62 57 50***

www.airliquide.com

Euronext Notice


euronext

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	02/07/2007
N° Avis	PAR_20070702_8125_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 30049 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 04/07/2007.

Ancien nombre de titres en circulation:	241680861
Nombre de titres à admettre:	30049
Nouveau nombre de titres en circulation:	241710910
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	02/07/2007

Notice PAR_20070702_8125_EUR Market Eurolist by Euronext

Increase of the number of outstanding shares

30049 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 04/07/2007:

Old number of outstanding shares:	241680861
Number of shares to be listed:	30049
New number of outstanding shares:	241710910
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****



Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	28/06/2007
N° Avis	PAR_20070628_8062_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 16293 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 02/07/2007.

Ancien nombre de titres en circulation:	241664568
Nombre de titres à admettre:	16293
Nouveau nombre de titres en circulation:	241680861
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	28/06/2007

Notice	PAR_20070628_8062_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

16293 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 02/07/2007:

Old number of outstanding shares:	241664568
Number of shares to be listed:	16293
New number of outstanding shares:	241680861
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT POTIER Benoît Président-Directeur Général
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☐ Autres types d'instruments financiers ...... ☒
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession .... ☐ Souscription .... ☒ Échange .... ☐
5. DATE DE L'OPÉRATION 14/06/2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 52,160 €
8. MONTANT DE L'OPÉRATION 2.256.024,32 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ	
1. L'AIR LIQUIDE S.A.	
2. IDENTIFICATION DU DÉCLARANT POTIER Benoît Président-Directeur Général	
3. DESCRIPTION DE L'INSTRUMENT FINANCIER	
Actions	☒
Autres types d'instruments financiers	☐
4. NATURE DE L'OPÉRATION	
Acquisition	☐
Cession	☒
Souscription	☐
Échange	☐
5. DATE DE L'OPÉRATION 15/06/2007	
6. LIEU DE L'OPÉRATION : EURONEXT PARIS	
7. PRIX UNITAIRE 92,510 €	
8. MONTANT DE L'OPÉRATION 4.001.242,52 €	

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

STATUTS


Juin 2007

CERTIFIE CONFORME

Fait à Paris, le 13 juin 2007



AIR LIQUIDE™

L'AIR LIQUIDE

SOCIETE ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCEDES GEORGES CLAUDE

SIEGE SOCIAL : 75, QUAI D'ORSAY, PARIS VII

L'AIR LIQUIDE

SOCIETE ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCEDES GEORGES CLAUDE

AU CAPITAL DE 1.328.815.653 euros

Siège social :

75, quai d'Orsay, Paris 7ème
Code postal : 75321 Paris Cedex 07
Tel : 01.40.62.55.55

SOCIETE ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCEDES GEORGES CLAUDE

STATUTS

TITRE PREMIER

Dénomination - Objet - Siège - Durée

Article premier
Forme et dénomination

La Société est de forme anonyme. Cette société sera régie par les lois et règlements en vigueur et par les présents statuts.

La dénomination de la Société est : *"L'Air Liquide, société anonyme pour l'Etude et l'Exploitation des procédés Georges Claude".*

Art. 2
Objet

La Société a pour objet :

1° L'étude, l'exploitation, la vente des brevets ou inventions de MM. Georges et Eugène Claude, relatifs à la liquéfaction des gaz, à la production industrielle du froid, de l'air liquide et de l'oxygène, à leurs applications ou utilisations ;

2° La production industrielle du froid, de l'air liquide, leurs applications ou utilisations, la production et la liquéfaction des gaz, notamment de l'oxygène, de l'azote, de l'hélium et de l'hydrogène, leurs applications ou utilisations sous toutes formes, à l'état pur, en mélanges et en combinaisons, sans distinction d'état ni de provenance, dans tous domaines d'applications de leurs propriétés physiques, thermodynamiques, chimiques, thermochimiques et biologiques, et notamment dans les domaines de la propulsion, de la mer, de la santé, de l'agro-alimentaire et de la pollution ;

3° L'achat, la fabrication, la vente, l'utilisation de tous produits se rattachant directement ou indirectement à l'objet ci-dessus, ainsi que tous sous-produits résultant de leur fabrication ou de leur emploi, de toutes machines ou appareils servant à les utiliser ou à les appliquer, et, plus particulièrement, l'achat, la fabrication, la vente, l'utilisation de tous produits, métaux ou alliages, dérivant ou résultant d'une utilisation de l'oxygène, de l'azote et de l'hydrogène à l'état pur, mélangé ou combiné, notamment de tous produits oxygénés ou azotés ;

4° L'étude, l'acquisition, l'exploitation directe ou indirecte ou la vente de tous brevets, inventions ou procédés ayant trait aux mêmes objets ;

5° L'exploitation, par voie directe ou par voie de constitution de société, de tout ce qui se rattache, directement ou indirectement, au but de la Société ou est susceptible de contribuer au développement de son industrie ;

6° La prestation de tous services ou la fourniture de tous produits susceptibles de développer sa clientèle dans le domaine de l'industrie ou de la santé ;

La Société peut demander ou acquérir toutes concessions, faire toutes constructions, acquérir ou prendre en location toutes carrières, mines et tous immeubles et reprendre toutes exploitations se rattachant à son objet, céder ces concessions, les affermer, fusionner ou s'allier avec d'autres sociétés par voie d'acquisition de titres ou droits sociaux, d'avances ou de telle manière qu'il appartiendra. Elle peut entreprendre ces opérations soit seule, soit en participation ;

Enfin, plus généralement, elle peut faire toutes opérations industrielles, commerciales, immobilières, mobilières, financières, se rattachant directement ou indirectement aux objets ci-dessus spécifiés.

Art. 3
Siège social

Le siège de la Société est à Paris, Quai d'Orsay, n°75.

Il pourra être transféré, par décision du Conseil d'Administration, en tout autre endroit de Paris ou d'un département limitrophe, sous réserve de ratification de cette décision par la plus prochaine Assemblée Générale Ordinaire, et partout ailleurs en vertu d'une délibération de l'Assemblée Générale Extraordinaire.

Art. 4
Durée

La durée de la Société est fixée à 99 années à partir du 18 février 1929, sauf les cas de dissolution anticipée ou de prorogation.

TITRE II

Capital social - Actions- Identification des actionnaires

Art.5
Capital social

Le capital social est fixé à 1.328.815.653 euros divisé en 241.602.846 actions au nominal de 5,50 euros, entièrement libérées.

Le capital social est augmenté dans les conditions prévues par la loi soit par émission d'actions ordinaires ou d'actions de préférence, soit par majoration du montant nominal des titres de capital existants. Il peut également être augmenté par l'exercice de droits attachés à des valeurs mobilières donnant accès au capital, dans les conditions prévues par la loi.

Conformément aux dispositions légales en vigueur, sauf décision contraire de l'Assemblée Générale, les actionnaires ont, proportionnellement au montant de leurs actions, un droit de préférence à la souscription des actions de numéraire émises pour réaliser une augmentation de capital.

Le capital social pourra également être réduit dans les conditions prévues par la loi, notamment par réduction de la valeur nominale des actions, par remboursement ou rachat en bourse et annulation d'actions, par échange des actions anciennes contre des actions nouvelles d'un nombre équivalent ou moindre, ayant ou non le même nominal, avec ou sans soulte à payer ou à recevoir. L'Assemblée Générale pourra toujours obliger les actionnaires à céder ou à acheter des actions anciennes pour permettre l'échange d'actions anciennes contre des nouvelles, avec ou sans soulte à payer ou à recevoir, alors même que la réduction décidée ne serait pas consécutive à des pertes.

Art.6
Actions

Lorsque les actions nouvelles ne seront pas intégralement libérées lors de leur émission, les appels de versements, aux dates fixées par le Conseil d'Administration, auront lieu au moyen d'annonces insérées, un mois à l'avance, dans un des journaux de Paris désignés pour la publication légale des actes de la Société.

Les actions non entièrement libérées feront l'objet d'une inscription en compte sous la forme nominative jusqu'à leur entière libération.

Chaque versement sur toutes actions souscrites sera constaté par une mention portée au compte nominatif ouvert au nom du souscripteur.

Tout versement en retard porte intérêt de plein droit, en faveur de la Société, à compter de l'exigibilité, sans mise en demeure ni demande en justice, au taux de l'intérêt légal, sans préjudice de l'action personnelle que la Société peut exercer contre l'actionnaire défaillant et des mesures d'exécution forcée prévues par la loi.

Art.7
Forme des actions

Les actions entièrement libérées font l'objet d'une inscription en compte soit sous la forme nominative, soit sous la forme au porteur, au choix de l'actionnaire.

Les dispositions de l'alinéa ci-dessus sont également applicables aux autres titres de toute nature émis par la Société.

Art.8
Droits et obligations attachés aux actions

Les actionnaires ne seront pas engagés au-delà de leur souscription.

La propriété d'une action entraîne de plein droit adhésion aux statuts et aux décisions de l'Assemblée Générale.

Toute action donne droit, en cours de société, comme en cas de liquidation, au règlement de la même somme nette pour toute répartition ou tout remboursement.

Les actions sont librement négociables dans les conditions prévues par la loi.

Art. 9
Identification des actionnaires

La Société peut faire usage à tout moment des dispositions légales et réglementaires en vigueur, permettant l'identification des détenteurs de titres conférant immédiatement ou à terme le droit de vote dans les assemblées d'actionnaires, ainsi que le nombre de titres détenus par chacun d'eux.

Outre les obligations légales de déclaration à la Société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la Société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la Société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

En cas de non-respect de cette obligation statutaire d'information, un ou plusieurs actionnaires, détenant une fraction de capital ou des droits de vote de la Société au moins égale à 2%, pourront, à l'occasion d'une Assemblée Générale, demander que les actions excédant la fraction qui aurait dû être déclarée, soient privées du droit de vote pour toute assemblée d'actionnaires qui se tiendrait jusqu'à l'expiration d'un délai de deux ans suivant la date de régularisation de la notification. La demande est consignée au procès-verbal de l'Assemblée Générale.

Art. 10
Indivision et usufruit

Toute action étant indivisible à l'égard de la Société, tous les co-propriétaires indivis d'une action sont obligés de se faire représenter auprès de la Société par l'un d'entre eux, ou par un mandataire unique dans les conditions prévues par la loi.

Le droit de vote attaché à l'action appartient à l'usufruitier tant dans les Assemblées Générales Ordinaires que dans les Assemblées Générales Extraordinaires. Toutefois, le nu-propriétaire sera en droit de participer à toutes les Assemblées Générales. Il peut également représenter l'usufruitier en Assemblée Générale.

Les héritiers, créanciers, syndics ou ayants cause d'un actionnaire ne peuvent, pour quelque motif que ce soit, provoquer l'apposition des scellés sur les biens et valeurs de la Société, en demander le partage, ni s'immiscer en aucune façon dans son administration.

Ils doivent, pour l'exercice de leurs droits, s'en rapporter aux inventaires sociaux et aux décisions de l'Assemblée Générale.

TITRE III

Administration de la Société

Art. 11
Composition du Conseil d'Administration

La Société est administrée par un Conseil d'Administration, de trois membres au moins et de quatorze membres au plus (sauf dérogation temporaire prévue en cas de fusion), personnes physiques ou morales.

Les membres du Conseil d'Administration sont nommés par l'Assemblée Générale Ordinaire pour une durée de quatre ans expirant à l'issue de l'Assemblée Générale des actionnaires ayant statué sur les comptes de l'exercice écoulé et tenue dans l'année au cours de laquelle expire le mandat. Par exception à cette règle, les membres du premier Conseil d'Administration qui exerçaient les fonctions de membres du Conseil de Surveillance dans la Société sous son ancien mode d'administration seront nommés pour une période égale à la durée qui restait à courir de leur mandat de membre du Conseil de Surveillance.

Les membres du Conseil d'Administration sont rééligibles.

Chaque administrateur doit être propriétaire d'au moins 500 actions inscrites sous la forme nominative pendant toute la durée de ses fonctions. Si, au jour de sa nomination, un administrateur n'est pas propriétaire du nombre d'actions requis ou si, en cours de mandat, il cesse d'en être propriétaire, il est réputé démissionnaire d'office s'il n'a pas régularisé sa situation dans un délai de trois mois.

En cas de vacance par décès ou par démission d'un ou plusieurs sièges d'administrateur, le Conseil d'Administration peut, entre deux Assemblées Générales, procéder à des nominations à titre provisoire. Les nominations effectuées par le Conseil d'Administration sont soumises à la ratification de la plus prochaine Générale Ordinaire. Lorsque le nombre des administrateurs est devenu inférieur au minimum légal, les administrateurs restant doivent convoquer immédiatement l'Assemblée Générale Ordinaire en vue de compléter l'effectif du Conseil.

Aucune personne physique ayant passé l'âge de 70 ans ne peut être nommée membre du Conseil d'Administration si sa nomination a pour effet de porter à plus du tiers le nombre des membres du Conseil d'Administration ayant dépassé cet âge. Si, en cours de mandat, le nombre des membres du Conseil d'Administration ayant passé l'âge de 70 ans devient supérieur au tiers des membres du Conseil, le membre le plus âgé du Conseil d'administration n'ayant pas exercé de fonctions de Direction Générale dans la Société est réputé démissionnaire à l'issue de l'Assemblée Générale annuelle suivant la survenance de cet événement.

En cours de vie sociale les administrateurs sont nommés et renouvelés dans les conditions prévues par la loi.

Ils sont révocables à tout moment par l'Assemblée Générale Ordinaire.

Art. 12
Organisation et direction du Conseil d'Administration

Le Conseil d'Administration élit parmi ses membres personnes physiques un Président. Il détermine sa rémunération et fixe la durée de ses fonctions qui ne peut excéder celle de son mandat d'administrateur. Le Président est rééligible.

Le Président du Conseil d'Administration exerce les missions qui lui sont confiées par la loi. Il préside le Conseil d'Administration, organise et dirige les travaux de celui-ci dont il rend compte à l'Assemblée Générale. Il veille au bon fonctionnement des organes de la Société et s'assure, en particulier, que les administrateurs sont en mesure de remplir leur mission.

Le Conseil peut nommer également parmi ses membres un ou plusieurs Vice-Présidents dont il détermine la durée des fonctions dans la limite de celle de leur mandat d'administrateur et qui ont pour fonction, sans préjudice des dispositions légales applicables en cas d'empêchement temporaire ou de décès du Président, de convoquer et présider les réunions du Conseil ou de présider les Assemblées Générales conformément aux présents statuts, lorsque le Président est empêché.

Nul ne peut être nommé Président du Conseil d'Administration, lorsque ce dernier n'assure pas la Direction Générale, s'il est âgé de plus de 68 ans. Lorsqu'en cours de mandat cette limite d'âge aura été atteinte, les fonctions du Président prendront fin à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice au cours duquel est atteint l'âge de 68 ans. Lorsque le Président du Conseil d'Administration exerce également la Direction Générale, la limite d'âge applicable est celle applicable au Directeur Général.

Le Président et le ou les Vice-Présidents sont révocables à tout moment par le Conseil d'Administration. Ils sont également rééligibles.

Le Conseil peut nommer un secrétaire qui peut être choisi en dehors des actionnaires et de ses membres.

Art. 13
Direction Générale

Modalités d'exercice

Conformément à la loi, la Direction Générale de la Société est assumée sous sa responsabilité, soit par le Président du Conseil d'Administration, soit par une autre personne physique, administrateur ou non, nommée par le Conseil d'Administration et qui prend le titre de directeur général.

Le choix entre ces deux modalités d'exercice de la Direction Générale est effectué par le Conseil d'Administration. La délibération du Conseil d'Administration relative au choix de la modalité d'exercice de la Direction Générale est prise dans les conditions de quorum et de majorité visées à l'article 14 des présents statuts. Le choix du Conseil d'Administration est porté à la connaissance des actionnaires et des tiers dans les conditions prévues par la réglementation en vigueur.

L'option retenue par le Conseil d'Administration reste valable jusqu'à décision contraire de sa part.

Le Conseil d'Administration examinera, en tant que de besoin, le maintien de la formule choisie à chaque fois que le mandat du Président du Conseil d'Administration ou du directeur général viendra à renouvellement.

Directeur général

Lorsque la Direction Générale de la Société est assumée par le Président du Conseil d'Administration, les dispositions qui suivent, relatives au Directeur Général, lui sont applicables.

Le Conseil d'Administration fixe la durée du mandat et détermine la rémunération du directeur général.

Nul ne peut être nommé Directeur Général s'il a dépassé l'âge de 63 ans. Lorsqu'en cours de mandat, cette limite d'âge aura été atteinte, les fonctions du Directeur Général prendront fin à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice au cours duquel le Directeur Général aura atteint l'âge de 63 ans.
Le Directeur Général est révocable à tout moment par le Conseil d'Administration. La révocation du Directeur Général non Président peut donner lieu à des dommages et intérêts si elle est décidée sans juste motif.

Le Directeur Général est toujours rééligible.

Pouvoirs du Directeur Général

Le Directeur Général est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la Société. Le Directeur Général exerce ses pouvoirs dans la limite de l'objet social, des présents statuts et sous réserve des pouvoirs expressément attribués par la loi aux Assemblées Générales et au Conseil d'Administration.

Il appartiendra au Conseil d'Administration de définir les décisions du Directeur Général pour lesquelles l'accord préalable du Conseil d'Administration sera requis. L'accord préalable du Conseil d'Administration devra notamment être obtenu en cas d'opérations externes d'acquisitions ou de cessions de participations ou d'actifs, ainsi qu'en cas d'engagements d'investissement, dans chacun de ces cas dans les conditions et au-delà de montants correspondant à une gestion efficace de la Société fixés par le Conseil d'Administration. Il devra également être obtenu en cas d'opérations de financement d'un montant susceptible de modifier substantiellement la structure financière de la Société ainsi que pour toute décision de nature à modifier substantiellement les orientations stratégiques de l'entreprise déterminées par le Conseil d'Administration.

Directeurs généraux délégués

Sur proposition du Directeur Général, que cette fonction soit assurée par le Président du Conseil d'Administration ou par une autre personne, le Conseil d'Administration peut nommer une ou plusieurs personnes physiques chargées d'assister le Directeur Général avec le titre de directeurs généraux délégués.

Le nombre maximum de directeurs généraux délégués est fixé à 3.

En accord avec le Directeur Général, le Conseil d'Administration détermine l'étendue et la durée des pouvoirs accordés aux directeurs généraux délégués et fixe leur rémunération.

A l'égard des tiers, le Directeur Général Délégué ou les directeurs généraux délégués disposent des mêmes pouvoirs que le Directeur Général.

En cas de cessation des fonctions ou d'empêchement du directeur général, les directeurs généraux délégués conservent, sauf décision contraire du Conseil d'Administration, leurs fonctions et leurs attributions jusqu'à la nomination d'un nouveau Directeur Général.

Les directeurs généraux délégués sont révocables par le Conseil d'Administration, sur proposition du Directeur Général, à tout moment. Ils sont soumis à la limite d'âge légale.

Les directeurs généraux délégués sont rééligibles.

Art. 14
Réunions et délibérations du Conseil d'Administration

Le Conseil d'Administration se réunit aussi souvent que l'intérêt de la Société l'exige, sur convocation du Président ou en cas d'empêchement de ce dernier, sur convocation du plus âgé des Vice-Présidents si un ou plusieurs Vice-Présidents ont été nommés, au siège social ou en tout autre lieu indiqué dans la convocation.

L'ordre du jour est arrêté par le Président et peut n'être fixé qu'au moment de la réunion.

Les administrateurs constituant au moins le tiers des membres du Conseil d'Administration peuvent, en indiquant précisément l'ordre du jour de la réunion, demander au Président de convoquer le Conseil si celui-ci ne s'est pas réuni depuis plus de deux mois.

De même, le Directeur Général, lorsqu'il n'exerce pas la présidence du Conseil d'Administration, peut demander au Président de convoquer le Conseil d'Administration sur tout ordre du jour déterminé.

Le Président est lié par les demandes qui lui sont adressées.

En cas d'empêchement ou de carence du Président dans l'exécution des tâches précitées, le Vice-Président le plus âgé, si un ou plusieurs vice-présidents ont été nommés, sera compétent pour procéder à la convocation du Conseil et fixer l'ordre du jour de la réunion à la demande du tiers au moins des membres du Conseil d'Administration ou du Directeur Général selon le cas. En l'absence de Vice-Président, le tiers au moins des membres du Conseil d'Administration ou le Directeur Général, selon le cas, seront compétents pour procéder à la convocation du Conseil et fixer l'ordre du jour de la réunion.

Les convocations sont faites par tout moyen même verbalement.

Le Conseil d'Administration ne délibère valablement que si la moitié des administrateurs sont présents.

Les décisions du Conseil d'Administration sont prises à la majorité simple des membres présents ou représentés. En cas de partage, la voix du Président est prépondérante.

Le Conseil d'Administration se dotera d'un règlement intérieur qu'il pourra modifier sur sa simple décision.

Le Conseil d'Administration pourra prévoir dans son règlement intérieur que seront réputés présents, pour le calcul du quorum et de la majorité, les membres du Conseil d'Administration qui participent à la réunion du Conseil par des moyens de visioconférence ou de télécommunication dans les conditions prévues par la réglementation en vigueur, pour toutes les décisions où la loi n'exclut pas cette possibilité.

Art. 15
Pouvoirs du Conseil d'Administration

Le Conseil d'Administration détermine les orientations de l'activité de la Société et veille à leur mise en œuvre.

Sous réserve des pouvoirs que la loi et les présents statuts attribuent expressément aux assemblées d'actionnaires et dans la limite de l'objet social, il se saisit de toute question intéressant la bonne marche de la Société et règle par ses délibérations les affaires qui la concernent.

Il procède aux contrôles et vérifications qu'il juge opportuns.

Le Conseil procède à l'émission d'obligations sur délégation de l'Assemblée Générale Ordinaire.

Il peut procéder à la création en son sein de comités chargés d'étudier les questions que le Conseil d'Administration ou son Président lui soumet. Le Conseil fixe la composition et les attributions des comités qui exercent leurs activités sous sa responsabilité.

Les questions relatives à la performance, à la rémunération et, le cas échéant, à la reconduction du mandat du Président-Directeur Général ou du Directeur Général feront l'objet de délibérations du Conseil d'Administration en tant que de besoin, et au moins une fois par an, après examen par le(s) comité(s) du Conseil d'Administration chargé(s) des questions de nomination et de rémunération.

Art. 16
Rémunération

L'Assemblée Générale Ordinaire peut allouer aux membres du Conseil d'Administration, en rémunération de leur activité, une somme fixe annuelle à titre de jetons de présence. Le Conseil d'Administration répartit librement entre ses membres les sommes globales allouées. Il peut notamment allouer aux administrateurs membres de comités créés en son sein une part supérieure à celle des autres administrateurs.

Il peut être alloué par le Conseil des rémunérations exceptionnelles pour les missions ou mandats confiés à des membres de ce Conseil.

TITRE IV

Commissaires aux Comptes

Art. 17
Contrôle de la Société

L'Assemblée Générale Ordinaire des actionnaires nomme pour la durée, dans les conditions et avec les missions fixées par la loi, les commissaires aux comptes titulaires et suppléants.

TITRE V

Assemblées Générales

Art. 18
Tenue des Assemblées Générales

L'Assemblée Générale se compose de tous les actionnaires, quel que soit le nombre de leurs actions, pourvu qu'elles soient libérées des versements exigibles et ne soient pas privées du droit de vote.

Il est justifié du droit de participer aux Assemblées Générales de la Société par l'enregistrement comptable des actions au nom de l'actionnaire ou de l'intermédiaire inscrit pour son compte (dans les conditions prévues par la loi) au troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris :

- pour les actionnaires nominatifs : dans les comptes-titres nominatifs tenus par la Société,
- pour les actionnaires au porteur : dans les comptes-titres au porteur tenus par l'intermédiaire habilité, dans les conditions prévues par la réglementation en vigueur.

Les propriétaires d'actions nominatives ou au porteur devront en outre, trois jours au moins avant la réunion, avoir déposé une formule de procuration ou de vote par correspondance, ou le document unique en tenant lieu, ou, si le Conseil d'Administration en a ainsi décidé, une demande de carte d'admission. Toutefois, le Conseil d'Administration aura toujours, s'il le juge convenable, la faculté d'abréger ce délai. Il aura aussi la faculté d'autoriser l'envoi par télétransmission (y compris par voie électronique) à la Société des formules de procuration et de vote par correspondance dans les conditions légales et réglementaires en vigueur.

Lorsqu'il y est fait recours, la signature électronique peut prendre la forme d'un procédé répondant aux conditions définies à la première phrase du second alinéa de l'article 1316-4 du Code civil.

L'Assemblée Générale, régulièrement constituée, représente l'universalité des actionnaires.

Les Assemblées Générales Ordinaires et Extraordinaires, et le cas échéant les Assemblées Spéciales sont convoquées, se réunissent et délibèrent dans les conditions prévues par la loi et les présents statuts.

Les réunions auront lieu au siège social ou en tout autre lieu défini par l'auteur de la convocation, même en dehors du siège social ou du département du siège social.

Les Assemblées sont présidées par le Président du Conseil d'Administration ou, en son absence, par le Vice-Président ou le plus âgé des Vice-Présidents du Conseil d'Administration si un ou plusieurs Vice-Présidents ont été nommés ou par un administrateur spécialement délégué à cet effet par le Conseil dans le cas contraire. En cas d'empêchement du ou des Vice-Présidents lorsqu'il en a été nommé ou si le Conseil n'a pas délégué un administrateur, l'Assemblée élit elle-même son Président.

Sont scrutateurs de l'Assemblée Générale, les deux membres de ladite Assemblée disposant du plus grand nombre de voix et acceptant cette fonction. Le bureau de l'Assemblée en désigne le secrétaire qui peut être choisi en dehors des actionnaires.

En cas de convocation par un commissaire aux comptes ou par un mandataire de justice, l'Assemblée est présidée par l'auteur de la convocation.

Sur décision du Conseil d'Administration publiée dans l'avis de réunion ou dans l'avis de convocation de recourir à de tels moyens de télécommunications, sont réputés présents pour le calcul du quorum et de la majorité les actionnaires qui participent à l'Assemblée par visioconférence ou par des moyens de télécommunication permettant leur identification dans les conditions prévues par la réglementation en vigueur.

Art 19
Pouvoir des Assemblées Générales

Les Assemblées Générales Ordinaires et Extraordinaires, et le cas échéant les assemblées spéciales, ont les pouvoirs définis par la loi et les présents statuts.

L'Assemblée Générale Ordinaire décide ou autorise les émissions d'obligations simples assorties le cas échéant de sûretés particulières conformément à la réglementation en vigueur et habilite le Président à conférer lesdites sûretés ; elle peut déléguer au Conseil d'Administration la compétence et les pouvoirs nécessaires pour procéder à ces émissions d'obligations, en une ou plusieurs fois, dans le délai qu'elle détermine et pour en arrêter les modalités. Les garanties constituées postérieurement à l'émission des obligations sont conférées par le Président du Conseil d'Administration sur autorisation du Conseil d'Administration.

TITRE VI

Inventaire - Fonds de réserve - Répartition des bénéfices

Art. 20
Exercice social

L'exercice social commence le 1er janvier et finit le 31 décembre.

Art. 21
Inventaire, répartition des bénéfices

Les produits nets de la Société, constatés par l'inventaire annuel, déduction faite des frais généraux et autres charges de la Société y compris tous amortissements et provisions, constituent le bénéfice net.

Sur ce bénéfice, diminué, le cas échéant, des pertes antérieures, il est fait en premier lieu un prélèvement de 5% au moins pour constituer le fonds de réserve prescrit par la loi. Ce prélèvement cesse d'être obligatoire lorsque le fonds de réserve a atteint une somme égale au dixième du capital social ; il reprend son cours si la réserve vient à être entamée.
Le bénéfice distribuable est constitué par le bénéfice de l'exercice, diminué des pertes antérieures, ainsi que des sommes à porter en réserve en application de la loi, et augmenté du report bénéficiaire.

Sur ce bénéfice, il est prélevé la somme nécessaire pour payer aux actionnaires, à titre de premier dividende, 5% des sommes dont leurs actions sont libérées et non amorties et 5% des sommes provenant de primes sur actions émises en numéraire et figurant à un compte "primes d'émission" sans que, si les bénéfices d'une année ne permettent pas ce paiement, les actionnaires puissent le réclamer sur les bénéfices des années subséquentes.

Sur l'excédent disponible, l'Assemblée Générale peut affecter telle portion dudit bénéfice distribuable qu'elle avisera à la constitution de fonds de prévoyance et de réserves générales ou spéciales, sous quelque dénomination que ce soit ou même simplement comme report à nouveau.

Le solde constitue une masse qui est destinée à la répartition du second dividende et de la somme prévisionnellement nécessaire pour attribuer aux actions nominatives remplissant les conditions ci-après la majoration de 10%.

Depuis le 1er janvier 1996, les actions inscrites au 31 décembre de chaque année sous la forme nominative depuis au moins deux ans, et qui le restent jusqu'à la date de mise en paiement du dividende, donnent le droit à leurs titulaires de percevoir un dividende par action majoré de 10%, arrondi si nécessaire au centime inférieur, par rapport au dividende par action distribué au titre des autres actions, pour autant que le dividende par action avant majoration soit au moins égal au dividende par action avant majoration distribué l'année précédente ajusté pour tenir compte de la variation du nombre d'actions d'une année sur l'autre résultant d'une augmentation de capital par incorporation de primes, réserves ou bénéfices ou d'une division des actions.

Au cas où, à compter du 1er janvier 1996, le Conseil d'Administration, sur autorisation de l'Assemblée Générale, déciderait d'une augmentation de capital par incorporation de réserves, de bénéfices ou de primes, les actions inscrites sous la forme nominative depuis au moins deux ans à la date de début des opérations d'attribution donneront droit à leurs titulaires à une attribution d'actions majorée de 10% par rapport à celle effectuée au bénéfice des autres actions et selon les mêmes modalités.

Les actions nouvelles ainsi créées seront assimilées, pour le calcul des droits au dividende majoré et aux attributions majorées, aux actions anciennes dont elles sont issues.

Les majorations définies dans chacun des deux alinéas précédents pourront être modifiées ou supprimées par simple décision de l'Assemblée Générale Extraordinaire selon les modalités que celle-ci déterminera.

En application de la loi, le nombre de titres éligibles à ces majorations ne peut excéder, pour un même actionnaire, 0,5% du capital de la Société.

L'Assemblée Générale statuant sur les comptes de l'exercice a la faculté d'accorder à chaque actionnaire, pour tout ou partie du dividende mis en distribution ou des acomptes sur dividendes, une option entre le paiement du dividende ou des acomptes sur dividendes en numéraire ou en actions.

TITRE VII

Liquidation

Art. 22
Liquidation

A l'expiration de la Société ou en cas de dissolution anticipée, l'Assemblée Générale règle dans les conditions prévues par la loi le mode de liquidation. Elle nomme un ou plusieurs liquidateurs dont elle détermine les pouvoirs.

Les liquidateurs peuvent, en vertu d'une décision de l'Assemblée Générale, faire l'apport à une autre société ou la cession à une société ou à toute autre personne, de tout ou partie des biens, droits et obligations de la société dissoute.

L'Assemblée Générale régulièrement constituée conserve pendant la liquidation les mêmes attributions que durant le cours de la Société ; elle a notamment le pouvoir d'approuver les comptes de la liquidation et de donner quitus.

Après le règlement des engagements de la Société, le produit net de la liquidation est employé d'abord à l'amortissement complet des actions, le surplus est ensuite réparti également entre elles.

TITRE VIII

Contestations

Art. 23
Contestations

Toutes contestations qui peuvent s'élever pendant le cours de la Société ou de sa liquidation, soit entre les actionnaires et la Société, soit entre les actionnaires eux-mêmes, au sujet des affaires sociales, sont jugées conformément à la loi et sont soumises à la juridiction des tribunaux compétents.

A cet effet, en cas de contestations, tout actionnaire doit faire élection de domicile à Paris et toutes assignations et significations sont régulièrement données à ce domicile.

A défaut d'élection de domicile, les assignations et significations sont valablement faites au Parquet de M. le Procureur de la République près le Tribunal de Grande Instance de Paris.

END